September 27, 2013

Via EDGAR

Ms. Karen Rossotto
Senior Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549

Re:    Principal Funds, Inc.
File Numbers. 033-59474, 811-07572
Post-Effective Amendment No. 127 to the Registration Statement on Form N-1A

Dear Ms. Rossotto,

This letter responds, on behalf of Principal Funds, Inc. (the “Registrant”), to the comments of the Staff of the Securities and Exchange Commission (“Commission”), which you communicated to me by telephone on September 17, 2013, with respect to post-effective amendment number 127 to the Registrant’s registration statement on Form N-1A (“the Amendment”). The Amendment was filed with the Commission on July 30, 2013, pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”). Changes in response to Staff comments as described below will be made by the Registrant in a post-effective amendment that will be filed with the Commission pursuant to Rule 485(b) under the 1933 Act (Amendment No. 129).

Comments on the Prospectus

Comment 1. In the Annual Fund Operating Expenses tables, are there any special circumstances under which Principal Funds, Inc. and Principal Management Corporation can terminate the expense limit? Is there any recoupment of expenses? If so, please add appropriate disclosure.

Response: There are no special circumstances regarding termination of the expense limit. There is no ability to recoup expenses.

Comment 2. In the Example tables, please confirm that the first year numbers take into account the relevant expense limits.

Response: Confirmed.

Comment 3. For the Blue Chip Fund, the market capitalization range data was as of September 30, 2012 in the filing. Please update the data to be as of the most recent index reconstitution date.

Response: The requested revision will be made.

Comment 4. The Blue Chip Fund states that investing in foreign securities is a principal investment strategy. Does the Fund invest in emerging markets as a principal investment strategy? If so, add appropriate disclosure.

Response: The Blue Chip Fund does not invest in emerging markets as a principal investment strategy.

Comment 5. The Blue Chip Fund notes that it invests in growth equity securities as a principal investment strategy. Is that consistent with a Blue Chip Fund? Does the Fund invest in small or medium market capitalization companies as a principal investment strategy? If so, add appropriate disclosure.

Response: The Blue Chip Fund’s investment in growth equity securities is consistent with its name, and the Fund is classified as a large growth fund. The Fund does not invest in small or medium market capitalization companies as a principal investment strategy.

Comment 6. Is there a minimum subsequent investment for Classes A and C shares in accounts that do not have an automatic investment plan?

Response: Yes. The summary section Purchase and Sale of Fund Shares table includes the following:
For share classes other than Class P: Subsequent Investments        $100

Comment 7. The Global Opportunities Fund uses the word “global” in its name. Include an example of how the Fund’s investments are tied economically to a number of countries throughout the world. See the January 17, 2001 release on Rule 35d-1 (IC-24828).

Response: The Registrant respectfully submits the Fund’s name is not materially deceptive or misleading. As the Rule 35d-1 adopting release states, a fund using “global” in its name is not subject to Rule 35d-1. (IC-24828, January 17, 2001, footnote 42). However, the SEC Staff “would expect, however, that investment companies using these terms [international and global] in their names will invest their assets in investments that are tied economically to a number of countries throughout the world.” (IC-24828, January 17, 2001, footnote 42).

The prospectus contains the following in the principal investment strategies: “The Fund intends to invest in securities that are tied economically to a number of countries throughout the world, including the U.S. and emerging markets; however, the Fund has no requirements as to the amount of its net assets that invests in foreign securities.” The prospectus contains currency risk, foreign securities risk, and emerging market risk in the principal risks section. The Fund, as disclosed in the statement of additional information, has adopted a non-fundamental policy that allows it to invest up to 100% of its assets in foreign securities. This disclosure, taken together, makes clear that the Fund intends to invest its assets in a manner consistent with the common understanding of the word “global.” See Merriam-Webster’s Collegiate Dictionary, 11th ed. 2005 at page 532 (“of, relating to, or involving the entire world: WORLDWIDE”).

The Registrant respects the Commission’s concerns regarding materially deceptive and misleading fund names; however, the Registrant believes such concern is misplaced here. The use of the word “global” for this fund aligns with the Commission’s published view of the word “global” as well as this Fund’s intended investment approach. See Rule 35d-1 Proposing Release in Investment Company Act Release No. 22530 (Feb. 27, 1997) (“For example, while an investment company with a name that includes the words ‘international’ or ‘global’ generally suggests that the company invests in more than one country, these terms may describe a number of investment companies that have significantly different investment portfolios. Among other things, the number of countries in which an ‘international’ or ‘global’ investment company may invest at any one time may appropriately differ from company to company.” (Footnote omitted)).

Comment 8. Will either Fund sell credit default swaps? If so, will the full notional amount be covered? Will either Fund sell total return swaps? If so, please confirm the set aside amounts will be consistent with Release 10666. Note that future guidance from the Commission could affect the Fund’s operation.

Response: The Registrant does not anticipate that either of these Funds will sell credit default swaps or total return swaps.

Comment 9. The derivatives risk in the principal risks section seems general. Please confirm that disclosure is appropriate, or make any needed disclosure changes, given the July 2010 letter from the SEC Staff to the ICI.

Response: Consistent with Form N-1A, the Registrant believes the principal risks disclosure for derivatives accurately summarizes the Fund’s risk of using the derivatives instruments referenced in the principal investment strategies section. See Form N-1A Item 4(b)(1)(i). This principal risk says, “Transactions in derivatives may increase volatility, cause the liquidation of portfolio positions when not advantageous to do so and produce disproportionate losses.” The Additional Information about Investment Strategies and Risks gives further explanation about the different derivatives instruments used by the Fund. We note that Form N-1A, General Instructions C.1(c) instructs registrants to use concise language, “as simple and direct as possible,” including “only as much information as is necessary to enable an average or typical investor to understand the particular characteristics of the Fund” and to avoid legal and technical discussions as well as excessive detail.

Comment 10. If Risk of Being an Underlying Fund is a principal risk for a fund, include a corresponding principal investment strategy statement.

Response: The Registrant respectfully declines to revise its principal investment strategy disclosure in response to this comment. When a fund is used as an underlying fund of a fund of funds, the Registrant includes Risk of Being an Underlying Fund in the list of principal risks. There is no corresponding principal investment strategy to disclose for a fund’s use as an underlying fund of a fund of funds because a fund’s use as an underlying fund is not part of its strategy to achieve its investment objective; principal investment strategies describe what a fund intends to do to achieve its investment objective. See Form N-1A Item 9(b)(1) and related Instructions. A fund does not set out to be an underlying fund; it becomes one by virtue of another fund investing in it. The Registrant understands that the Staff likes to see a corresponding principal investment strategy for each principal risk; however, in this case, the Registrant does not believe there is a principal investment strategy to disclose on this point. See Form N-1A Item 4(a); General Instruction C.(1)(c), (d).

Comment 11. In the Additional Information about Investment Strategies and Risks, the following sentence appears: “The Board of Directors may change a Fund's objective or the investment strategies without a shareholder vote if it determines such a change is in the best interests of the Fund.” If shareholders will be given notice of a change in objectives, please note it in the disclosure.

Response: The Registrant respectfully declines to revise the disclosure because it believes its current disclosure is responsive to the requirements of SEC Form N-1A. See SEC Form N-1A General Instruction C.1.(c) (“The prospectus should avoid … simply restating legal or regulatory requirements to which Funds generally are subject ….”).

Comment 12. The Equity Securities discussion within the Additional Information About Investment Strategies and Risks section mentions various types of equity securities. If these are all principal investment strategies for the Funds in this prospectus, please add appropriate summary section disclosure.

Response: The principal investment strategies are identified in the summary section; therefore, the Registrant respectfully declines to add disclosure there.

Comment 13. In the Portfolio Holdings Disclosure section in the prospectus, if a description of the Fund’s policies and procedures with respect to disclosure of the Fund’s portfolio securities is available on the Fund’s website, add appropriate disclosure per SEC Form N-1A Item 9(d).

Response: The Registrant respectfully declines to revise the disclosure because a description of the Fund’s policies and procedures with respect to disclosure of the Fund’s portfolio securities is not available on the Fund’s website.

Comment 14. The following sentence appears in the prospectus, beginning on the bottom of page 33: “Class A shares purchased in amounts that are of sufficient size to qualify for a 0.00% sales charge, as disclosed in the “Class A Sales Charges” table, are generally subject to a CDSC of 1.00% if the shares are redeemed during the first 12 months after purchase, unless the dealer, at its discretion, has waived the commission.” Please confirm the CDSC is reflected in the Shareholder Fees Table.

Response: Confirmed. The Shareholder Fees tables in this prospectus include the following row: “Maximum Deferred Sales Charge (Load) (as a percentage of the offering price or NAV at the time Sales Load is paid, whichever is less)”.

Comments on the Statement of Additional Information

Comment 15. With respect to the following statement describing industry concentration, the Staff believes exceptions for privately issued mortgage-related securities and municipal securities need to be qualified: “The Funds view their investments in privately issued mortgage-related securities, asset-backed securities or municipal securities as not representing interests in any particular industry or group of industries.”

Response: With respect to privately issued mortgage-related securities, the Registrant believes that privately issued mortgage-related securities do not constitute an industry. The Staff has said that a Registrant may select its own industry classifications so long as they are reasonable and not so broad “that the primary economic characteristics of the companies in a single class are materially different.” Guide 19. The economic characteristics of these securities vary and have widely differing risk profiles and underlying assets. Therefore, the Registrant respectfully declines to revise this portion of the disclosure.

With respect to municipal securities, the Registrant will qualify its statement by adding “tax-exempt” before “municipal securities” so that the sentence is revised as follows: “The Funds view their investments in privately issued mortgage-related securities, asset-backed securities or tax-exempt municipal securities as not representing interests in any particular industry or group of industries.” The Registrant notes that the Municipal Obligations disclosure in the statement of additional information includes the following statement: “To the extent that a fund invests a significant portion of its assets in municipal obligations issued in connection with a single project, the fund likely will be affected by the economic, business or political environment of the project.” The Registrant believes the revised disclosure coupled with the existing disclosure satisfies the views expressed by the Division of Investment Management in Release No. IC-9785 (May 31, 1977) (a statement of concentration “is not applicable to investments in tax-exempt securities issued by government or political subdivisions of governments since such issuers are not members of any industry”).

Comment 16. The following statement appears: “In the case of swaps that are not settled in cash, the Fund’s manager or Sub-Advisor will segregate liquid assets equal in value to the net notional value of such swaps.” The Staff’s position is that the full notional amount should be segregated.

Response: The Registrant will delete the sentence because it enters into swap agreements that cash settle.

We understand that the Registrant is responsible for the accuracy and adequacy of the disclosure in the filing and that Staff comments or our changes to the disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing. In addition, the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at 515-235-9154 or Adam Shaikh at 515-235-9328 if you have any questions.
Sincerely,

/s/ Jennifer A. Mills

Jennifer A. Mills
Assistant Counsel, Registrant